FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

FILE NO. 001-11130

Newswire call script – Opening of the Exchange Offer, November 18, 2015

Brett

Thank you, operator. Good morning and hello everyone, this is Brett Young from Nokia Corporate Communications. Thank you for joining us on this newswire call to mark the opening of Nokia’s public exchange offer for Alcatel-Lucent securities. The exchange offer will open today in France and the United States.

I need to point out to you that some of the information that will be discussed on this call will constitute forward looking information, which is by its nature uncertain and is subject to many risks. The listeners are reminded that they should visit www.newconnectivity.com for important information about the forward looking statements made on this call, the offer and other information discussed on this call.

We have about 20 minutes for this call, so I will now pass over to Nokia President and CEO, Rajeev Suri, for some initial remarks before we open up the call for your questions.

Rajeev – over to you.

Rajeev

Thank you, Brett, and welcome to everyone on the call.

Today is an exciting day. After announcing our intention to acquire Alcatel-Lucent back in April, we have made tremendous progress with the transaction.

I am going to talk briefly this morning about the offer itself and how it works. Then I will touch on the company we intend to create, and which we are offering Alcatel-Lucent shareholders the opportunity to become a part of. Finally, I will explain why we feel confident that the combined company will be well positioned to succeed and create value for all shareholders in the future.

…

So, starting on the offer itself.

We obtained all the regulatory clearances we required to launch the offer – including in France, China, the United States and from the European Commission – by the middle of October, which was ahead of our expectations.

Nokia’s Board has called an Extraordinary General Meeting on December 2nd, whereby Nokia shareholders are asked to approve the proposed acquisition, and put in place the necessary share issuance authorizations to execute the transaction.

And, today we are opening the exchange offer itself.

This means that starting today all Alcatel-Lucent securities holders – including ordinary shareholders, ADS holders and holders of convertible bonds – will be able to tender their securities in exchange for shares in Nokia. I certainly encourage all of them to do just that.

The offer will last for 26 French trading days, closing on December 23rd.

The exchange ratio remains as published when we announced the deal in April. We are offering 0.55 Nokia shares in exchange for each Alcatel-Lucent share and 0.55 Nokia ADS for each Alcatel-Lucent ADS tendered into the offer, while the ratio for convertible bondholders is slightly higher, depending on which bonds are held. You can find full details of the terms of the exchange ratio on Nokia’s website and the transaction microsite.

To help facilitate the offer, we will be listing Nokia’s shares on the Euronext Paris Stock Exchange, starting tomorrow, which means that Alcatel-Lucent shareholders would receive Nokia securities that trade on the same exchange as their Alcatel-Lucent shares.

By opening the exchange offer today, as we have stated previously, we expect the transaction to close in the first quarter of 2016.

…

So that covers some of the mechanics of the proposed transaction.

Now I would like to talk about the company we intend to create, and that our shareholders would be investing in, in the future.

In the time since the initial announcement in April, Nokia has performed very well, and we are heading towards the planned combination of the two companies in a position of strength.

Integration planning continues at a swift pace, and we have already announced the target operating model of the new company, as well as the top levels of leadership. We have been very focused in our planning on addressing key risks, ensuring customer focus throughout and minimizing disruption to the business.

And, importantly, I firmly believe that the strategic logic underpinning the transaction has grown even more compelling since the day we announced.

The combined company would lead in key geographies like North America and China, in crucial product areas such as IP routing, applications and analytics, and in wireless access through 4G LTE, and on into 5G.

Our innovation capabilities will be massive, with an annual spend of 4.7 billion euro, to ensure we are well-placed to lead the industry in developing next generation network technology.

Crucially, the combined company would have the portfolio scope to cater for the growing end-to-end requirements of our customers. This will enable us to target a broader addressable market of about 130 billion euros, including exciting new growth segments.

…

So, the rationale for the deal resonates stronger than ever.

But it is also financially attractive for Alcatel-Lucent shareholders.

The deal will create a company with a revenue base of nearly 25 billion euro. Recently we accelerated our synergies target, meaning we expect to realize operating cost synergies of approximately 900 million euros in 2018 compared to the pro forma 2015 figures.

The combined company would have a strong balance sheet, with a net cash position in excess of 8 billion euros, and the deal will be EPS accretive in 2017. The combination of a strong balance sheet and focus on cost control should, in the long term, reinforce our culture of execution excellence and allow us to make investments to lead the next wave of technological change.

At our Q3 earnings in October, we announced our capital structure optimization plan, which proposes, subject to shareholder approval, an ordinary dividend of at least 15 euro cents per share for each of 2015 and 2016, a special dividend of 10 euro cents per share subject to shareholder approval in 2016, plus a two year, 1.5 billion euro share repurchase program. Nokia is committed to a shareholder friendly distribution policy, balanced with our goal of returning to an investment-grade credit rating and retaining sufficient capital to drive long term value creation.

All of these are strong reasons why we believe we can deliver compelling value for shareholders of Nokia in the future.

…

So to sum up…

The combined company will be positioned to compete and succeed in the global market. Both Nokia and Alcatel-Lucent have a successful execution track-record and we know how to make these combinations work. We share a deep culture of innovation and common vision for the future. And we are putting in place strong governance that allows for clear decision making, efficient integration and acceleration of synergies.

We are very excited about the opening of the offer and we look forward to welcoming Alcatel-Lucent shareholders as investors in Nokia.

That covers everything I wanted to say this morning, and I believe we now have a few minutes for questions.

Brett

[Hands over to operator]